Exhibit 6.2

Promotion, Pricing and Guarantee Agreement

This Promotion, Pricing and Guarantee Agreement (this “Agreement”) is between CaliBurger Franchisor USA, Inc. (“Franchisor”) and Miso Robotics, Inc. (“Miso”). Franchisor and Miso may be referred to individually as a “Party” or jointly as the “Parties”.

In consideration of the mutual covenants and agreements hereafter set forth, the Parties agree as follows.

1.	Definitions.

1.1.        “CaliBurger Restaurant” means any CaliBurger-branded restaurant, whether owned by Franchisor or operated by a Franchisee.

1.2.        “Franchisee” means a legal operator of a CaliBurger Restaurant, other than Franchisor.

1.3.        “Services” means the services provided by Miso, which includes the provision of Kitchen Assistants and the maintenance and support of the Kitchen Assistants.

1.4.        “Kitchen Assistant” means a Miso Robotic Kitchen Assistant with the “cold to cook” skill, which is defined as the ability produce a fully-cooked or fully-fried food item without human intervention.

1.5.        Fully Automated CaliBurger Kitchen System means a CaliBurger Restaurant with a rail system supporting a Kitchen Assistant cooking on the fry station and a Kitchen Assistant cooking on the grill station, where two full time kitchen staff members can be redeployed from cooking on the fry station and grill station to performing other tasks in the restaurant.

2.	Promotion and Guarantee by Franchisor.

2.1.        Franchisor will employ its best efforts to promote the Services and encourage each of its Franchisees to purchase Services from Miso, including the purchase of a minimum of two Kitchen Assistants (one configured for frying and one configured for grilling) and a minimum 5-year service and support contract (collectively, a “Kitchen Assistant Set”), at or above the Agreed Pricing (as defined in Section 3.1). Franchisor will make no representations with respect to the Services other than (a) that which is contained in literature distributed by Miso and (b) with respect to pricing set forth in Exhibit A.

2.2.        Franchisor will purchase Services, including a Kitchen Assistant Set, for each of its Franchisor owned-and-operated CaliBurger Restaurant locations, at or above the Agreed Pricing.

2.3.        Franchisor guarantees that, if Franchisor determines in its sole discretion that a Fully Automated CaliBurger Kitchen System is demonstrated in 2020, the purchases of Services resulting from Sections 2.1 and 2.2 (whether by Franchisees, Franchisor on behalf of Franchisees, or Franchisor for itself or its owned-and-operated CaliBurger Restaurants, or a combination thereof), by no later than the end of the Term, will result in sales of licenses and service and support contracts for a minimum total of 50 Kitchen Assistant Sets (equaling 100 total Kitchen Assistants), in each case at or above the Agreed Pricing (“Guarantee”). Unless otherwise mutually agreed in writing by the parties, if the Guarantee has not been achieved at expiration or termination of this Agreement, then Franchisor will promptly pay to Miso an amount equal to the difference between (a) the minimum amount that would have paid to Miso had the Guarantee been achieved and (b) the total amount received by Miso in respect of sales consummated under Sections 2.1 and 2.2, exclusive of any applicable sales taxes.

3.	Pricing. In consideration of Franchisor’s promotional efforts and the Guarantee, Miso agrees to extend and honor the pricing for Services set forth on Exhibit A (“Agreed Pricing”) to Franchisor and all Franchisees. All purchases of Services shall require the execution and delivery of a purchase agreement in the form of Exhibit B (“Services Agreement”), provided that the Services Agreement shall be modified, as appropriate, for any purchase made by Franchisor either for itself or on behalf of a Franchisee (e.g., removal of references to “Franchisee” in the case of purchase made by Franchisor for itself).

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4.	Term and Termination.

4.1.        Agreement Term. The term of this Agreement will commence on the Effective Date and continue for 3 years (“Term”).

4.2.        Termination for Breach. Either Party may terminate this Agreement if the other Party materially breaches a term of this Agreement and fails to cure such breach within 30 days after written notice from the non-defaulting Party.

5.	Ownership of Intellectual Property. As between Miso and Franchisor, Miso exclusively owns all right, title and interest in the Services and Kitchen Assistant and all intellectual property rights, derivative works, developments and improvements related to the foregoing. Without limiting the foregoing, Franchisor will not (a) copy or create derivative works of the Services or Kitchen Assistant, (b) use its access, if any, to the Services or Kitchen Assistant to develop any similar product or service, or (c) alter or remove any proprietary notices or confidentiality legends appearing on any Services or Kitchen Assistants. If Franchisor provides any feedback or input related to the Services and/or Kitchen Assistants, Miso owns all right, title and interest in such feedback or input and may use it without payment or accounting to Franchisor.

6.	Confidentiality. “Confidential Information” means information that the disclosing Party (“Discloser”) identifies as confidential or the receiving Party (“Recipient”) should reasonably understand to be confidential given the circumstances and the nature of the information. Confidential Information does not include information that the Recipient can demonstrate: (a) it knew without restriction before receipt from the Discloser, (b) is publicly available through no fault of the Recipient, (c) it rightfully received from a third party without a duty of confidentiality, or (d) is independently developed without use of or reference to Confidential Information. The Recipient may use Confidential Information only to fulfill its obligations under this Agreement and must use at least reasonable care to prevent any unauthorized use or disclosure of Confidential Information. The Recipient may share Confidential Information with its employees, agents and contractors who need to know it, as long as they are bound to confidentiality obligations that are consistent with this Agreement. If compelled to do so by law, the Recipient may disclose Confidential Information as long as it provides reasonable prior notice to the Discloser (unless legally prohibited).

7.	Publicity. Neither Party shall, without prior written consent of the other Party, make any press release, advertising, sales literature, or other publicity or statements relating to the existence or substance of the Agreement or the relationship between the Parties created by it, except as required by law; provided that either Party may use the other Party’s name and logo in any published list of their customers or suppliers, as the case may be.

8.	Miscellaneous.

8.1.        Governing Law. This Agreement is governed by the laws of the State of California, excluding conflicts of laws principles.

8.2.        Dispute Resolution. Any action arising under or related to this Agreement will be resolved by arbitration (and the Parties hereby consent to personal jurisdiction) in Los Angeles County, California, under the Commercial Dispute Resolution Procedures of the American Arbitration Association and the Rules for Emergency Measures of Protection. The arbitration will be decided by a single arbitrator whose decision will be final and binding. The prevailing Party is entitled to reasonable attorneys’ fees and costs. The arbitration will be confidential except as required by law. Claims arising under or related to this Agreement must be brought in the initiating Party’s individual capacity, not as a plaintiff or class member in any class action or similar proceeding.

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8.3.        Assignment. This Agreement and the licenses granted herein are not transferable or assignable without prior written consent of the non-assigning Party; provided, however, that either Party upon written notice to the other Party may assign this Agreement to an acquirer of substantially all of that Party’s assets, stock or business by sale, merger or otherwise, or to an affiliate (a “Change in Ownership”), and provided further that the non-assigning Party may terminate this Agreement upon written notice within 60 days of being notified of the Change in Ownership if the acquirer is a competitor of the non-assigning Party.

8.4.        Force Majeure. Neither Party will be liable for failure or delay in performance due to causes beyond its reasonable control, including without limitation acts of God, terrorism, war, riots, fire, earthquake, flood or failure of internet or communications infrastructure.

8.5.        Notices. Notices must be in writing and are effective when (a) delivered personally or (b) sent by email to the address provided in this Agreement (on the signature page for Franchisor, and to notice@misorobotics.com for Miso) if the sending Party does not receive an error notice and the email includes in the subject line “LEGAL NOTICE.” For the avoidance of doubt, if the sending Party receives an error notice because the receiving Party has changed its email address without formally notifying the sending Party, the email notice is deemed effective if the sending Party is using the last email address provided by the other Party for the express purpose of receiving notices. In that case, the sending Party will attempt to reach the receiving Party by phone and by mail.

8.6.        General. The provisions of this Agreement are for the sole benefit of the Parties and their permitted successors and assigns, and, except as explicitly set forth herein, they will not be construed as conferring any rights to any third party (including any third party beneficiary rights). This Agreement is the entire agreement of the Parties relating to this subject matter and it supersedes all other commitments and understandings with respect to such subject matter. This Agreement cannot be amended except by a writing signed by both Parties. If any provision of this Agreement is unenforceable, the validity of the remaining provisions will not be affected. This Agreement cannot be amended except by a writing signed by both Parties. All waivers must be in writing and signed by the Party to be charged. The Parties acknowledge and agree that they have been represented in the negotiation and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel. Faxed or emailed PDF copies of a Party’s signature constitute valid and binding originals.

Signed:

Miso Robotics, Inc.	CaliBurger Franchisor USA, Inc.

By:	By:

Name: Buck Jordan	Name:

Title: Chief Executive Officer	Title:

Date:	Date:

Email Address for Notices:

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EXHIBIT A

PRICING

Pricing is based on a single Miso Robotics Kitchen Assistant configured for either (a) frying CaliBurger French fries or (b) grilling CaliBurger beef patties.

Purchase Price: $50,000 upfront cost per Kitchen Assistant and $40,000 upfront cost per Robot on Rail Kitchen Assistant, with 50% due at time of order and the balance invoiced on first day of grilling or frying service with net 30 payment terms.

Service: Monthly service fee of $1,000 per Kitchen Assistant, with automatic monthly payment charged to credit card or automatic electronic transfer from bank account, charged on the first day of each month.

Service Term: 5 year term

Shipping & Taxes: Shipping costs and applicable sales taxes will be applied on top of these service charges.

Other Terms:

Miso reserves the right to charge additional or different fees for new or additional features or for any other non-standard installation or configuration.

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EXHIBIT B

FORM OF MASTER SERVICES AGREEMENT

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